DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                                HOUSTON, TX 77019
                            TELEPHONE (713) 524-4110
                            FACSIMILE (713) 524-4122


                                  June 6, 2005

Ms. Yolanda Crittendon
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


RE:  XA, Inc.
     Form 10-KSB for the year ended December 31, 2004
     (File No. 000-32885)


Dear Ms. Crittendon:

In response to your letter dated May 23, 2005, XA, Inc. (the "Company") has the following responses:

ITEM 7 - FINANCIAL STATEMENTS
-----------------------------

CONSOLIDATED BALANCE SHEETS
---------------------------

1. The basis in GAAP for presenting shares issued in connection with employment contracts as a prepaid asset is that of periodicity, the allocation of benefits to be received from a cost expenditure with the proper period that they are received. The monies in question were issued to an individual, not yet an employee, as part of an acquisition to retain the services of that individual in the future. The individual was to begin services, January 1, 2005. Since no services were received as of December 2004, the Company believes that presentation of the costs as a prepaid asset was proper. This treatment is consistent with paragraph 30 of FASB 123 which mandates periodicity. The Company believes that APB 25 is not applicable since the arrangement does not fall into the definition of a plan as described in that publication.

2. The Discount of Notes Payable, as described in Note 2 to the Financial Statements, represent costs incurred in connection with the issuance of the convertible promissory notes, also described in the Notes to Financial Statements. This is further disclosed in Note 1 to the Financial Statements and the Statement of Cash Flows, where the Company clearly received the gross proceeds of the note and expended costs to issue the notes. The Company believes that APB 21 is not applicable since the notes were issued at par and bear an interest rate at least equivalent to the market rate.

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NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
----------------------------------------------------------

3. The Company has considered all aspects of FASB 123 and EITF 96-18 in the presentation of these issues of securities for services.

The Series A preferred stock had no discernable market value and no additional consideration was given to the Company for their issuance. The Company believes that the presentation of the issue with no costs involved is proper in accordance with FASB 123.

4. As described in Note 1 to the Financial Statements, the Company is a comprehensive event marketing, design, and production firm. Income sharing arrangements and third party vendor arrangements are negligible, if there are any. The Company recognizes income on a project by project basis as demonstrated by the Balance Sheet captions of "Work in process at cost" and "unearned revenues." Since the Company buys and sells for its own account and bears the risk of loss, the Company believes that there are very few EITF 99-19 issues. The revenues have to be presented gross, since there are no factors present that would mandate a net presentation.


INCOME  TAXES
-------------

5. The deferred tax asset is the valuation allowance determined by judgment based on all available evidence concerning realizability as prescribed by FASB
109. This was disclosed in Note 1 to the financial statements. The Company believes that a statement of a history of cumulative net losses is not correct, since, to the contrary, the Company has a history of profitability posting profits in nine of the last eleven years.


ADDITIONALLY,  THE  COMPANY  ACKNOWLEDGES  THAT:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

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o    staff  comments  or  changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very  truly  yours,

/s/  David  M.  Loev
--------------------
DAVID  M.  LOEV,  ATTORNEY  AT  LAW

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